Todd E. Mason | 212 692 6731 | temason@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 4, 2009

VIA EDGAR AND FEDEX

Maryse Mills-Apenteng
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProLink Holdings Corp.
Registration Statement on Form S-1
Filed December 31, 2008
File No. 333-156536

Dear Ms. Mills-Apenteng:

On behalf of ProLink Holdings Corp. (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) the Company’s responses to the Commission’s comments given by a letter dated January 29, 2009 (the “Comment Letter”) with respect to the above mentioned Registration Statement on Form S-1 (the “Form S-1”). The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

On behalf of the Company, we advise you as follows:

General

1.
We note the disclosure on pages 6, 15, 30, and 33 of your Form S-1 that your products have been distributed in the Middle East, a region that is generally understood to include Iran, Syria, and Sudan. Also, we are aware of a November 2008 news report that your President publicly stated that you would announce new distribution partnerships in several countries in the Middle East, including Sudan. Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form S-1 does not include disclosure regarding contacts with Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Maryse Mills-Apenteng
Attorney Advisor
United States Securities and Exchange Commission
February 4, 2009

Response: We have not conducted, do not currently conduct, and do not plan to conduct, any business in Iran, Syria or Sudan. We do not have any past, current or anticipated contacts with those countries, nor have we provided (or do we intend to provide) such countries with any products, equipment, components, technology or services, whether directly or indirectly to our knowledge through affiliates, distributors or other arrangements. Further, we do not have any past, present or future plans for agreements or contacts with the governments of such countries or entities controlled by such governments. Please note that the distribution agreement announced by the President of the Company covers Oman, the United Arab Emirates, Saudi Arabia, Bahrain, Quatar, Kuwait and India and there is not now, nor was there ever an intention, to expand the distribution agreement to include any countries in the Middle East or elsewhere that are identified by the United States Department of State as state sponsors of terrorism and/or are subject to United States economic sanctions and export controls, including without limitation, Iran, Syria and/or Sudan.

2.
On pages 1-4 and elsewhere in your Form S-1, you describe the GPS golf course management systems and software and associated services you provide to your customers. GPS equipment and components are included in the Department of Commerce’s Commerce Control List. Please tell us whether, to the best of your knowledge, understanding, and belief, any of the products, equipment, components, technology, or services you have provided or intend to provide, directly or indirectly, into Iran, Sudan or Syria have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, or Syria, and discuss any such use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of the Iran Freedom Support Act of 2006 to your contacts with Iran.

Response: As stated above, we have not in the past had, nor do we currently have plans to have, any relations with  Iran, Sudan or Syria and have not distributed and have no plans to distribute any products, equipment, technology directly or, to our knowledge, indirectly into such countries. Moreover, we have not provided, nor do we intend to provide, directly or, to our knowledge, indirectly, any services into such countries.

3.
Please discuss the materiality of any contacts with Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, and Syria.

Maryse Mills-Apenteng
Attorney Advisor
United States Securities and Exchange Commission
February 4, 2009

Response: As stated above, we have not in the past had, nor do we currently have plans to have, any relations with Iran, Sudan or Syria and have not distributed and have no plans to distribute any products, equipment, technology directly or, to our knowledge, indirectly into such countries. Moreover, we have not provided, nor do we intend to provide, directly or, to our knowledge, indirectly, any services into such countries.

Closing Comments

At the request of the staff, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly should you require any further information with respect to this response letter. The Company would like to submit a written request for acceleration of the effective date of the Form S-1 pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, as soon as possible. We appreciate your attention to this matter.

Sincerely,
/s/ Todd E. Mason
Todd E. Mason, Esq.

cc:	Lawrence D. Bain
ProLink Holdings Corp.

Anthony S. Vitagliano
ProLink Holdings Corp.

Kenneth Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.